VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Re: Theratechnologies Inc.
Application for Withdrawal of Registration
Statement on Form F-10, File No. 333-172378
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Theratechnologies Inc., a corporation organized under the laws of the Province of Québec, Canada (the “Company”), hereby respectfully requests that its Registration Statement on Form F-10, originally filed on February 22, 2011, File No. 333-172378, together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.
     The Registration Statement was originally filed with the Commission in connection with a proposed public offering of the Company’s Common Shares (its “Shares”). The Company requests that the Registration Statement be withdrawn because the Company decided not to pursue its public offering due to an expected offering price which was not acceptable to the Company. The Registration Statement has not been declared effective by the Commission and no Shares have been or will be sold pursuant to the Registration Statement.
     The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company as an offset of all or a portion of the fee due for any subsequent filing by the Company.
     We would appreciate if you would please provide Martin C. Glass of Goodwin Procter LLP, the Company’s U.S. counsel, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (212) 355-3333.

     Should you have any questions regarding this matter, please contact Martin C. Glass at (212) 813-8891. Thank you for your assistance.

Very truly yours, THERATECHNOLOGIES INC.
By:	/s/ Jocelyn Lafond
	Name:	Jocelyn Lafond
	Title:	Vice President, Legal Affairs

Cc:       Martin C. Glass